

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2024

Dan Schlanger
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, TX 77024

Re: Crown Castle Inc.
DEFA14A Filed March 5, 2024
File No. 001-16441

Dear Dan Schlanger:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Defined terms used herein have the same meaning as in your soliciting materials.

DEFA14A Filed March 5, 2024

Press Release Dated March 5, 2024

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. In future filings, please recharacterize and/or provide support for the following opinions:

   - "The *facts* are these: with the advice of counsel, Crown Castle entered in a *market-standard* cooperation agreement with Elliott on December 19, 2023" (emphasis added).
   - "In *truth*, Mr. Miller is the one who *seeks to dominate* Crown Castle . . ." (emphasis added).
   - "Mr. Miller's proxy fight and his lawsuit *seek above all else to prioritize his own interests*, regardless of the consequences for Crown Castle's shareholders" (emphasis added).

We remind you that the filing persons are responsible for the accuracy and adequacy of

Dan Schlanger
Crown Castle Inc.
March 7, 2024
Page 2

their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Mergers & Acquisitions